                                   OppenheimerFunds, Inc.
                                 Two World Financial Center
                               225 Liberty Street, 11th Floor
                                  New York, New York 10281

February 7, 2008

VIA EDGAR

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

     Re:  Registration  Statement on Form N-14 for OFI Tremont  Core  Strategies
          Hedge Fund;  Proxy Materials for OFI Tremont Market Neutral Hedge
          Fund

To the Securities and Exchange Commission:

     Enclosed for filing with the Securities and Exchange  Commission  under the
Securities  Act of  1933,  as  amended  (the  "1933  Act")  is the  Registration
Statement  on Form N-14  (the  "Registration  Statement")  of OFI  Tremont  Core
Strategies Hedge Fund (the "Registrant"),  a closed-end  investment company. The
Registration  Statement  will register  shares of the Registrant to be issued in the reorganization  ("merger") of OFI Tremont Market Neutral Hedge Fund ("Market
Neutral Hedge Fund"), also a closed-end  investment  company,  with and into the
Registrant.  The  Registrant  and  Market  Neutral  Hedge  Fund  have  the  same investment adviser  (OppenheimerFunds,  Inc.) and sub-adviser (Tremont Partners,
Inc.).

     We initially filed a Form N-14 in connection with this filing on January 4,
2007.  On February 4, 2008, we filed  responses to the staff's  comments on that filing.  We then filed  Pre-Effective  Amendment Nos. 1 and 2 on January 7, 2008
and February 6, 2008,  respectively.  Pre-Effective Amendment No. 2 was filed on form type N-14/A. This filing is being made on form type N-14 (submission header
N-14 8C) to cure technical  issues that arose in connection  with our filing of
Pre-Effective  Amendment No. 2 on form type N-14/A. To this extent,  this filing supersedes the filing made on February 6, 2008 of Pre-Effective Amendment No. 2.

     By separate  Request for Acceleration  enclosed as part of this filing,  we request that the  Registration  Statement  will become  effective on February 8,
2008. The solicitation of Market Neutral Hedge Fund  shareholders is expected to commence shortly thereafter.

     In accordance  with the general  instructions to Form N-14, the preliminary proxy material which forms a part of the Registration  Statement is deemed to be filed pursuant to the Securities Exchange Act of 1934, as amended.

     The  Securities and Exchange  Commission  Staff is requested to address any comments or questions you may have on this filing to:

                  Taylor V. Edwards, Esq.
                  Vice President and Assistant Counsel
                  OppenheimerFunds, Inc.
                  2 World Financial Center
                  225 Liberty Street, 16th Floor
                  New York, NY 10281-1008
                  212-323-0310
                  tedwards@oppenheimerfunds.com

      Thank you for your assistance.

Sincerely,

/s/ Mitchell J. Lindauer
--------------------------------------
Mitchell J. Lindauer
Vice President and Assistant General Counsel
Tel.: 212.323.0254
Fax: 212.323.4070
mlindauer@oppenheimerfunds.com

cc:   Mr. Larry Greene, Securities and Exchange Commission
      Mr. Kevin C. Rupert, Securities and Exchange Commission
      Mr. Taylor Edwards
      Mayer Brown LLP
      KPMG LLP
      Ms. Gloria LaFond